UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.) *

Sustainable Development Acquisition I Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86934L103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 86934L103
1. Names of Reporting Persons. PEAK6 Capital Management LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power 2,250,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,250,000
	8	Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person BD

13G

CUSIP No. 86934L103
1. Names of Reporting Persons. PEAK6 Group LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power 0
	6	Shared Voting Power 2,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,250,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person HC

13G

CUSIP No. 86934L103
1. Names of Reporting Persons. PEAK6 Investments LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power 0
	6	Shared Voting Power 2,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,250,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person HC

13G

CUSIP No. 86934L103
1. Names of Reporting Persons. PEAK6 LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power 0
	6	Shared Voting Power 2,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,250,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person HC

13G

CUSIP No. 86934L103
1. Names of Reporting Persons. Matthew Hulsizer
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power 0
	6	Shared Voting Power 2,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,250,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person IN

13G

CUSIP No. 86934L103
1. Names of Reporting Persons. Jennifer Just
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power 0
	6	Shared Voting Power 2,250,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,250,000
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person IN

13G

CUSIP No. 86934L103

ITEM 1.

  Name of Issuer:
  Sustainable Development Acquisition I Corp.

  Address of Issuer's Principal Executive Offices:
  5701 Truxton Avenue, Suite 201
  Bakersfield, CA 93309

ITEM 2.

  Name of Person Filing:
  PEAK6 Capital Management LLC
  PEAK6 Group LLC
  PEAK6 Investments LLC
  PEAK6 LLC
  Matthew Hulsizer
  Jennifer Just

  Address of Principal Business Office, or if None, Residence:
  141 W. Jackson Blvd, Suite 500
  Chicago, IL 60604

  Citizenship:
  PEAK6 Capital Management LLC - Delaware
  PEAK6 Group LLC - Delaware
  PEAK6 Investments LLC - Delaware
  PEAK6 LLC - Delaware
  Matthew Hulsizer - U.S. Citizen
  Jennifer Just - U.S. Citizen

  Title of Class of Securities:
  Class A Common Stock, $0.0001 par value per share

  CUSIP Number:
  86934L103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  [x] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
  [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
  [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
  [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.

The percentages used in this Schedule 13G are calculated based upon 31,625,000 shares of Class A Common Stock outstanding as of November 14, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

ITEM 10. CERTIFICATIONS.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

PEAK6 Capital Management LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 Group LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 Investments LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

Matt Hulsizer

By: /s/ Matt Hulsizer
Name: Matt Hulsizer

Jennifer Just

By: /s/ Jennifer Just
Name: Jennifer Just

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share of Sustainable Development Acquisition I Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 10, 2023

PEAK6 Capital Management LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 Group LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 Investments LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

Matt Hulsizer

By: /s/ Matt Hulsizer
Name: Matt Hulsizer

Jennifer Just

By: /s/ Jennifer Just
Name: Jennifer Just

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.